COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

A Publicly-Held Company
Corporate Taxpayer’s ID (CNPJ/MF) 47.508.411/0001-56
Corporate Registry ID (NIRE) 35.300.089.901

NOTICE TO THE MARKET

Companhia Brasileira de Distribuição (the”Company”) publicly announces to its shareholders and the market that, despite the request for registering a public offering for the acquisition of the Company’s outstanding voting shares (“OPA”), made today by Casino Guichard Perrachon to the Brazilian Securities and Exchange Commission (“CVM”), the Company expressly ratifies its understanding that the corporate operation performed between Abilio dos Santos Diniz and Casino Guichard Perrachon does not constitute a transfer of the Company’s control, pursuant to article 254-A of Law #6,404/76.

São Paulo, May 16, 2006

Mangament